December 22, 2014

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Molina Healthcare, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 26, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed October 30, 2014

File No. 001-31719

Dear Mr. Rosenberg:

On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in preliminary response to the comment letter to the Company dated December 15, 2014 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.

The Commission’s comment letter requests that we respond to the Commission’s comment within 10 business days by providing the requested information or by advising the Commission when we will provide the requested response. We are respectfully requesting an extension of time to respond to the comment letter, and will submit a comprehensive response on or before Tuesday, January 13, 2015.

Thank you very much for your consideration. If you have any questions or concerns, please contact Joseph W. White, the Company’s Chief Accounting Officer, at (562) 435 3666, ext. 11566.

Respectfully submitted,

/s/ Jeff D. Barlow
Jeff D. Barlow
Chief Legal Officer

cc:	John C. Molina, Chief Financial Officer

Joseph W. White, Chief Accounting Officer

Steven Orlando, Audit Committee Chairman